SHUTTLE PHARMACEUTICALS, INC.

1 RESEARCH COURT, SUITE 450

ROCKVILLE, MD 20850

May 8, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Ms. Mary Beth Breslin
Mr. Jeffrey Gabor
Ms. Keira Nakada
Ms. Mary Mast

Re:	Shuttle Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-1, as amended,
File No. 333-215027

Ladies and Gentleman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the Registration Statement is accelerated so that it will become effective at 4:00 p.m. Eastern Time on Wednesday, May 10, 2017, or as soon thereafter as practicable.

If you have any further questions or comments, kindly contact the undersigned at (240) 403-4212 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC at (786) 888-1744.

Very truly yours,

SHUTTLE PHARMACEUTICALS, INC.

By:	/s/ Anatoly Dritschilo
Anatoly Dritschilo, M. D.
Chief Executive Officer